# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 06/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 454,505; shared voting power 52,100; sole dispositive power 454,505; shared dispositive power 52,100; aggregate amount beneficially owned 506,605 (5.6% of the class)
  Comment: The shares of the Common Stock reported herein consist of 506,605 shares of Common Stock and warrants to purchase 2,216,666 shares of Common Stock, subject to a 4.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 8,976,914 shares of Common Stock outstanding as of June 9, 2025, as reported in the Current Report Form 8-K filed by the Issuer on June 9, 2025.

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, CO 80237

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 506,605
Percent of class: 5.6%
Sole power to vote or to direct the vote: 454,505
Shared power to vote or to direct the vote: 52,100
Sole power to dispose or to direct the disposition: 454,505
Shared power to dispose or to direct the disposition: 52,100

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting person (06/13/2025)